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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2005

                     Commission File Number _______________

                              INTRAWEST CORPORATION
                               (Registrant's name)

                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F [ ]         Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]         No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005

INTRAWEST CORPORATION

By:      /s/ ROSS MEACHER
         -----------------------------------------------------
         Name:   Ross Meacher
         Title:  Corporate Secretary and Chief Privacy Officer

                                [INTRAWEST LOGO]

                             INTRAWEST CORPORATION
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            AND INFORMATION CIRCULAR

                                 ANNUAL MEETING
                                NOVEMBER 7, 2005

                               TABLE OF CONTENTS

Notice of Annual Meeting....................................       i
Information Circular........................................       1
Management Solicitation.....................................       1
Purposes of the Meeting.....................................       1
Interest of Certain Persons in Matters to be Acted Upon.....       5
Interest of Informed Persons in Material Transactions.......       5
Statement of Corporate Governance...........................       6
Report on Executive Compensation............................      11
Statement of Executive Compensation.........................      15
Securities Authorized for Issuance Under Equity Compensation
  Plans.....................................................      22
Indebtedness of Directors and Executive Officers............      24
Directors' and Officers' Liability Insurance................      25
General.....................................................      25
Shareholder Proposals.......................................      28
Additional Information......................................      28
Approval of Circular........................................      28

                                [INTRAWEST LOGO]

                             INTRAWEST CORPORATION
                         Suite 800, 200 Burrard Street
                      Vancouver, British Columbia V6C 3L6

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 7, 2005

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders (the "Meeting") of Intrawest Corporation to be held in the Governors Room of The Metropolitan Club, One East 60(th) Street, New York, New York on Monday, November 7, 2005 at 11:00 a.m. (local time).

     The purposes of the Meeting are:

     (1) to receive the consolidated financial statements and the auditors' report for the year ended June 30, 2005;

     (2)  to elect directors;

     (3) to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration; and

     (4) to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on September 22, 2005 are entitled to receive notice of and to attend and vote at the Meeting. Information concerning the matters to be put before the Meeting is set out in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting in person are asked to complete, sign and date the enclosed proxy and return it. Please note that the Metropolitan Club dress code for men is jacket and tie (no jeans) and for ladies is no jeans.

                                                 Sincerely,

                                                 [-sig- Joe Houssian]
Vancouver, British Columbia                      Joe S. Houssian
September 26, 2005                               Chairman of the Board

                                [INTRAWEST LOGO]

                             INTRAWEST CORPORATION

                              INFORMATION CIRCULAR
                      INFORMATION AS OF SEPTEMBER 26, 2005

MANAGEMENT SOLICITATION

     This information circular is furnished in connection with the solicitation of proxies by the management of Intrawest Corporation (the "Corporation" or "Intrawest") for use at the Annual Meeting of Shareholders of Intrawest to be held in the Governors Room of The Metropolitan Club, One East 60(th) Street, New York, New York on Monday, November 7, 2005 at 11:00 a.m. (local time) and at any adjournment thereof (the "Meeting"). The solicitation will be by mail and its cost will be borne by Intrawest.

PURPOSES OF THE MEETING

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

     The consolidated financial statements of Intrawest for the year ended June 30, 2005 and the auditors' report thereon will be received at the Meeting. These statements and the auditors' report are contained in the 2005 annual report of Intrawest, which has been mailed to shareholders with this Information Circular.

ELECTION OF DIRECTORS

     The Articles of Intrawest provide that the minimum number of directors shall be seven and the maximum number shall be 20. The directors have set the number of directors to be elected at the Meeting at ten. The Corporate Governance and Nominating Committee of the Board recommends to the Board individuals for nomination for election as directors. The persons listed below are being proposed for nomination for election as directors of Intrawest at the Meeting and the persons named in the enclosed proxy intend to vote for the election of these nominees. Each nominee is currently a director of Intrawest. Each director elected will hold office until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed.

     Set out below are the names, ages and places of residence of all persons proposed to be nominated for election as directors, whether or not the nominee is independent of Intrawest, the position and office with Intrawest presently held by them, their present principal occupation or employment, the year in which they were first elected or appointed as a director, current Board memberships with other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction and the number of common shares of Intrawest ("Common Shares") and Deferred Share Units(1) that they have advised are beneficially owned, or over which control or direction is exercised, by them at the date of this Information Circular.

--------------------------------------------------------------------------------------------------
JOE S. HOUSSIAN
Director since 1979                   Number of Common Shares held -- 1,890,032(2)(3)
West Vancouver, British Columbia      Number of Deferred Share Units held -- 155,636(4)
Age: 56                               Non-Independent

Mr.  Houssian is the  Chairman of the  Board as well  as President and  Chief Executive Officer of
Intrawest Corporation. Mr.  Houssian founded  a predecessor  to Intrawest  in the  mid-1970s as  a
Vancouver-based  real estate development company. He oversaw  the company's transition as it moved from an urban real estate company active in residential, commercial and industrial development  in the  Pacific Northwest  and Western  Canada to its  current position  as a  destination resort and adventure travel company.

Mr. Houssian is a Trustee of Versacold Income Fund.

As a non-independent director, Mr. Houssian is not a member of any Committee of the Board.
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

DAVID A. KING
Director since 1990                   Number of Common Shares held -- 6,000
Toronto, Ontario                      Number of Deferred Share Units held -- 886
Age: 68                               Independent

Mr. King is a corporate director and is President of David King Corporation, a private  investment company.

Mr.  King has a long history in North American  real estate markets, commencing in the early 1960s with Sears Canada's real  estate department, was  a Senior Officer  of Cambridge Shopping  Centres
Limited  for six years and was a Senior Officer and President of Campeau Corporation for 15 years.
Since 1988 Mr. King has pursued various private business interests.

He is  currently Vice-Chairman  and Director  of  Morguard Corporation,  Chairman and  Trustee  of
Morguard Real Estate Investment Trust and a Director of AGF Management Limited, Revenue Properties
Company Limited and Tri-White Corporation.

Mr.  King is Chair of the Corporate Governance and  Nominating Committee and a member of the Audit
Committee.

--------------------------------------------------------------------------------------------------

GORDON H. MACDOUGALL(5)
Director since 1990                   Number of Common Shares held -- 3,000
West Vancouver, British Columbia      Number of Deferred Share Units held -- 1,528
Age: 59                               Independent

Mr. MacDougall is  a corporate  director and  is a  director of  Connor, Clark  & Lunn  Investment
Management  Ltd. and a  partner of Connor,  Clark and Lunn  Investment Management Partnership. Mr.
MacDougall has  been involved  in the  investment management  business for  over 35  years and  is currently  the leader of the client solutions  team, responsible for institutional client service.
He is also  responsible for  North American  portfolio structure and  strategy. He  holds the  CFA designation,  an MBA from the University of Pittsburgh  and a Bachelor of Commerce from Sir George
Williams University.

Mr. MacDougall is the Lead director,  Chair of the Human Resources  Committee and a member of  the
Audit Committee. He chairs all meetings of the Board of Directors.

--------------------------------------------------------------------------------------------------

PAUL M. MANHEIM
Director since 1992                   Number of Common Shares held -- 4,000
Shanghai, China                       Number of Deferred Share Units held -- 709
Age: 56                               Independent

Mr.  Manheim is a corporate director and is Chairman and Managing Director of HAL Investments Asia
B.V., a subsidiary of HAL Holding N.V.,  an international holding company traded on the  Amsterdam
Stock  Exchange. HAL Investments Asia B.V. owns a portfolio of optical retail outlets in China and is affiliated with Europe's largest optical retailer.

Mr. Manheim joined Holland America  Line, N.V., the predecessor of  HAL Holding N.V., in 1982  and has  held various financial and corporate development positions prior to his current position. Mr.
Manheim received a Bachelor of Commerce degree  from the University of New South Wales,  Australia and is a Chartered Accountant.

Mr. Manheim is Chair of the Audit Committee.

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

MARTI MORFITT
Director since 2005                   Number of Common Shares held -- 2,000
Eden Prairie, Minnesota               Number of Deferred Share Units held -- 167
Age: 48                               Independent

Ms. Morfitt is a corporate director and since June 2001 has been the President and Chief Executive
Officer  of CNS, Inc., a consumer health care products company based in Minnesota. Ms. Morfitt was
President and Chief Operating Officer  of CNS, Inc. from March  1998 to June 2001. Previously  Ms.
Morfitt  was part of the  senior executive team at  Pillsbury Company. She holds  an MBA from York
University and a BBA from the University of Western Ontario.

She is currently a director of Graco, Inc.

Ms. Morfitt is a member of the Human Resources Committee.

--------------------------------------------------------------------------------------------------

PAUL A. NOVELLY(6)
Director since 1997                   Number of Common Shares held -- 55,201(7)
St. Thomas, U.S. Virgin Islands       Number of Deferred Share Units held -- 1,153
Age: 62                               Independent

Mr. Novelly is  a corporate  director and  is Chairman  and Chief  Executive Officer  of Apex  Oil
Company,  Inc., based in St. Louis. Apex is  involved in the trading, refining, storage, marketing and transportation of petroleum products. Mr.  Novelly also controls AIC Limited, a  Bermuda-based oil  trading company, and  World Point Terminals Inc.,  based in Calgary,  which owns and operates petroleum storage facilities in the Netherlands, Bahamas and United States.

Mr. Novelly was the  majority owner of  the Copper Mountain  ski resort in  Colorado prior to  its acquisition  by  Intrawest in  1997. His  wide experience  in the  travel industry  includes prior ownership and  operation of  Apex Travel,  Inc., a  full-service travel  agency. Mr.  Novelly  has extensive  experience in commercial and residential  real estate development, including commercial office buildings throughout the United States, and a 5,400-acre residential/golf planned community in St. Albans, Missouri.

He is currently a director of The Bear Stearns Companies Inc., Boss Holdings, Inc. and World Point
Terminals Inc.

Mr. Novelly  is a  member of  the  Audit Committee  and the  Corporate Governance  and  Nominating
Committee.

--------------------------------------------------------------------------------------------------

BERNARD A. ROY
Director since 1992                   Number of Common Shares held -- 2,923
Montreal, Quebec                      Number of Deferred Share Units held -- 501
Age: 65                               Independent

Mr.  Roy  is a  corporate director  and  is a  Senior Partner  at  Ogilvy Renault,  Barristers and
Solicitors. Mr. Roy is a  member of the Litigation Group  with expertise in civil, commercial  and administrative law. Mr. Roy often acts as arbitrator and Counsel in international arbitrations and before  domestic  arbitral tribunals  and has  served as  Counsel  to a  number of  commissions of inquiry. Mr. Roy was Lead Counsel to the Gomery Commission, appointed by the Government of  Canada in  February 2004  to investigate  and report  on issues  related to  the government's sponsorship program and  advertising activities.  Mr. Roy  has appeared  frequently before  Parliamentary  and
Senate Committees and other government bodies.

Mr. Roy is a member of the Human Resources Committee.

--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------

KHALED C. SIFRI
Director since 1990                   Number of Common Shares held -- 3,700
Dubai, United Arab Emirates           Number of Deferred Share Units held -- 1,094
Age: 44                               Independent

Mr.  Sifri is a corporate director and is Managing Director -- Investment Banking of SHUAA Capital
PSC, an investment banking institution  with shares listed on the  Dubai Financial Market and  the
Kuwait  Stock Exchange. Mr. Sifri is responsible for overseeing and managing the corporate finance and capital market activities undertaken  by SHUAA. Before joining  SHUAA, Mr. Sifri was  Managing
Partner  of the Hadef Al  Dhahiri & Associates law  firm in Dubai. He  has extensive corporate and commercial legal experience  in the UAE,  Kuwait and the  Gulf region. From  1990 until 1996,  Mr.
Sifri  was President of PolyMore Circuit Technologies,  LP, a second tier automotive supplier with manufacturing facilities in Tennessee. Mr. Sifri has a JD from the Catholic University of  America and a BS in Civil Engineering from the University of Maryland.

Mr. Sifri is a member of the Corporate Governance and Nominating Committee.

--------------------------------------------------------------------------------------------------

NICHOLAS C.H. VILLIERS
Director since 1990                   Number of Common Shares held -- 3,165
London, England                       Number of Deferred Share Units held -- 1,094
Age: 65                               Independent

Mr.  Villiers is a  corporate director and  is a consultant  to a number  of corporate and private clients in the media and leisure industries.

Mr. Villiers retired from Royal Bank of Canada in 2002 where he was Vice-Chairman of Royal Bank of
Canada Europe  Ltd. and  Managing Director  of RBC  Capital Markets  with responsibility  for  the
International  Investment  Banking  Group.  Mr.  Villiers has  over  30  years  experience  in the investment banking industry.

Mr. Villiers is a member of the Human Resources Committee.

--------------------------------------------------------------------------------------------------

ALEX WASILOV
Director since 2005                   Number of Common Shares held -- 3,000
West Conshohocken, Pennsylvania       Number of Deferred Share Units held -- 759
Age: 52                               Independent

Mr. Wasilov is a corporate director and since March 2005 has been the President and COO of Hirtle,
Callaghan & Co. Inc., a private investment management company with over U.S.$10 billion of  assets under  management and headquartered in Pennsylvania. Mr.  Wasilov was a senior advisor at American
Express from  October  2003 to  March  2004  and was  President  and Chief  Operating  Officer  of
Rosenbluth  International from September  1999 to October  2003. Mr. Wasilov  has also held senior executive positions at Eastman  Kodak Company and Xerox.  He holds an MBA  from the University  of
Rhode Island and a BS in Business Administration from Pennsylvania State University.

Mr. Wasilov is a member of the Corporate Governance and Nominating Committee.

--------------------------------------------------------------------------------------------------

(1) For information regarding the Deferred Share Units ("DSUs"), see "Statement of Corporate Governance -- Compensation of Directors" and "Statement of Executive Compensation -- Key Executive Deferred Share Unit Plan."

(2) The Board of Directors has determined that the Chief Executive Officer shall own at a minimum the number of Intrawest's shares and DSUs with a market value of twice his salary plus bonus.

(3) 1,544,635 of the shares shown are held and beneficially owned by companies which are controlled, directly or indirectly, by Mr. Houssian.

(4) The Deferred Share Units held by Mr. Houssian are held pursuant to the Key Executive Deferred Share Unit Plan. See "Statement of Executive Compensation -- Key Executive Deferred Share Unit Plan." The information shown does not include notional Common Shares earned under the Executive Long-Term Incentive Plan. Such notional Common Shares are not counted for purposes of the Chief Executive Officer's share ownership guidelines and do not attract dividend equivalents. See "Statement of Executive Compensation -- Executive Long-Term Incentive Plan."

(5) As indicated above, Mr. MacDougall is a partner of Connor, Clark & Lunn Investment Management Partnership ("CC&L"). CC&L acts as investment counsel for Connor, Clark & Lunn Investment Management Ltd., which, exercises control and direction over 657,800 Common Shares as investment manager for certain investment funds as at the date hereof.

(6) Mr. Novelly is being nominated in accordance with the provisions of an Agreement and Plan of Merger among Intrawest and, among others, the former stockholders of Copper Mountain, Inc. and CMAT, Inc., whereby Intrawest covenanted to cause a nominee of such stockholders to be nominated for appointment to the Board.

(7) Mr. Novelly shares voting power and investment power over 52,201 of these shares, which are held by a corporation of which he is a director and officer. Mr. Novelly disclaims beneficial ownership of these shares.

APPOINTMENT AND REMUNERATION OF AUDITORS

     The Board of Directors recommends that KPMG LLP, Chartered Accountants, Vancouver, British Columbia be appointed as auditors of Intrawest to hold office until the close of the next annual meeting of shareholders. KPMG LLP has served as the auditors of Intrawest since 1997. It is proposed that the remuneration to be paid to the auditors be determined by the Audit Committee.

     THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE AUDITORS OF INTRAWEST TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF THE AUDITORS.

     In keeping with its mandate, the Audit Committee has reviewed the nature and amount of non-audit services provided by KPMG LLP to Intrawest to ensure auditor independence. The fees rendered by KPMG LLP for audit and non-audit services for the two years ended June 30, 2005 and June 30, 2004 are set out below.

                                                                 US$000
                                                              -------------
TYPE OF FEES                                                  2005    2004
------------                                                  -----   -----
Audit fees..................................................  2,553   1,789
Audit-related services......................................    814     477
Tax services fees...........................................    364     455
All other fees..............................................      8      43
                                                              -----   -----
Totals......................................................  3,739   2,764
                                                              =====   =====

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of Intrawest's consolidated financial statements, French translating services for quarterly and annual financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits.

     Audit-related  services  include   accounting  consultations  on   proposed
transactions, internal control reviews and audits of subsidiaries not required by legislation or regulation.

     Tax services fees include all services for tax compliance, tax planning and tax advice.

OTHER MATTERS TO BE ACTED UPON

     Management of Intrawest knows of no matters which may be brought before the Meeting other than those referred to in the Notice of Annual Meeting. However, if other matters are properly brought before the Meeting, the persons named in the enclosed proxy intend to vote on such matters in accordance with their judgment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     Except as disclosed herein, none of the directors or officers of Intrawest, no proposed nominee for election as a director of Intrawest, none of the persons who have been directors or officers of Intrawest since the beginning of Intrawest's last completed financial year and no associate or affiliate of any of the foregoing have any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     None of the directors or officers of Intrawest, no directors or officers of a body corporate that is itself an insider or a subsidiary of Intrawest, no person or company who beneficially owns, directly or indirectly, voting securities of Intrawest or who exercised control or direction over voting securities of Intrawest or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Intrawest entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Intrawest and no associate or affiliate of any of the foregoing have or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Intrawest's last financial year which has materially affected or would or could materially affect the Intrawest or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE

GENERAL

     Intrawest is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine Intrawest's governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

     Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, Intrawest is subject to
Multilateral Instrument 52-110 -- Audit Committee, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

     The Board has reviewed Intrawest's corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, and the NYSE Corporate Governance Standards (the "NYSE Standards"). The Board will continue to review its corporate governance practices on an ongoing basis in response to the evolving standards. Intrawest's corporate governance does not differ significantly from that followed by U.S. domestic corporations under the NYSE Standards.

     Intrawest has adopted Standards of Business Conduct that govern the behavior of its directors, officers and employees. The standards are available on Intrawest's web site at www.intrawest.com and at www.sedar.com. The Audit Committee is responsible for monitoring compliance with the standards.

     The corporate governance practices adopted by Intrawest are set out below.

BOARD OF DIRECTORS

     Intrawest's Board of Directors assumes responsibility for stewardship of the Corporation. The mandate of the Board is to supervise the management of the business and affairs of the Corporation, with the objective of increasing shareholder value. In fulfilling its mandate, the Board, among other things, has the following duties and objectives:

     -  adoption of a strategic planning process for the Corporation

     -  succession  planning  for  the  Corporation  including  appointing   and
        monitoring senior management

     - development and maintenance of written position descriptions for the CEO, the Lead director and the chair of each Committee of the Board

     - identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks

     -  adoption of a communications policy for the Corporation

     - the integrity of the Corporation's internal control and management information systems.

     The Board of Directors has adopted the formal mandate set out in Schedule A to this Information Circular.

     On an ongoing basis, as part of regular Board meetings the directors receive presentations from management personnel and outside consultants to improve their understanding of Intrawest's business. In addition, meetings of the Board are regularly held at Intrawest's resort locations in order to assist the directors in better understanding Intrawest's operations. The frequency of meetings, as well as the nature of items discussed, depend upon the state of Intrawest's affairs and the opportunities or risks that Intrawest faces. There were seven meetings of the Board during the year ended June 30, 2005.

     New directors are provided with a comprehensive orientation and education program approved by the Corporate Governance and Nominating Committee, which includes information regarding the nature and operation of Intrawest's business and the role of the Board, its committees and its directors. In addition to having extensive discussions with the Chairman of the Board and the Lead director with respect to the business and operations of Intrawest, new directors receive a record of historical public information concerning Intrawest together with the mandates and prior minutes of meetings of the Board and applicable committees of the Board. The orientation provides new directors with an understanding of the nature and extent of Intrawest's business, as well as the role of the Board and the Board committees, and the contribution that individual directors are expected to make (including the commitment of time and resources that Intrawest expects from directors).

     The Board of Directors consists of nine independent directors as set out in pages two to four of this Information Circular, and Mr. Houssian, the Chairman of the Board, President and Chief Executive Officer of Intrawest. Mr. Houssian is not independent as a result of his management role in Intrawest. Mr.
MacDougall, who is an independent director, has been designated as Lead director. As standard procedure, the independent directors hold regularly scheduled meetings at least four times a year at which non-independent directors and members of management are excluded. There were four such meetings during the year ended June 30, 2005. Mr. MacDougall, as Lead director, chairs all such meetings as well as all meetings of the Board. In addition, Mr. MacDougall is expected to act as the leader of the other independent directors to encourage and facilitate open and candid discussion among the independent directors and the exercise by the directors of independent judgment to help ensure that the Board carries out its duties and responsibilities successfully.

DECISIONS REQUIRING PRIOR BOARD APPROVAL

     In addition to those matters which must by law or by the articles or by-laws of Intrawest be approved by the Board of Directors, management is required to seek Board approval for major transactions. The Board of Directors has delegated to senior management the authority to enter into various types of transactions, including financing transactions, subject to specified limitations. Transactions or agreements in respect of which a director or executive officer has a material interest must be approved by the Board of Directors. In appropriate cases the Board may require a director who has a material interest in a proposed contract or transaction, in addition to disclosing the nature and extent of the interest as required by law, to be absent from a meeting of the directors at which such transaction or agreement is being discussed. In addition, in an appropriate case, the Board could consider forming a special ad hoc independent committee of the Board to consider the proposed contract or transaction. The Board will at all times encourage directors to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

COMMITTEES

     Intrawest has an Audit Committee, a Corporate Governance and Nominating Committee and a Human Resources Committee. Set out below is a description of the committees of the Board, their mandates and their activities.

AUDIT COMMITTEE

     The Audit Committee reviews the annual and interim financial statements of Intrawest and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. The Committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors, and reviews with management the risks inherent in Intrawest's business and the risk management programs relating thereto. The roles and responsibilities of the Audit Committee are specifically defined so as to provide appropriate guidance to committee members as to their duties. The Committee provides and facilitates a direct line of communication between Intrawest's external and internal auditors and the Board to discuss and review specific issues as appropriate. The Committee's duties include overseeing and reviewing with the auditors and management the adequacy of Intrawest's internal accounting control procedures and systems.

     The Audit Committee is composed entirely of independent directors. The Committee met four times during the year ended June 30, 2005.

     Under the U.S. Sarbanes-Oxley Act and related SEC rules, Intrawest must disclose whether the Audit Committee is composed of at least one financial expert, as defined in those rules. In addition, the NYSE requires that all Audit Committee members be financially literate. Mr. Manheim, Chairman of the Audit Committee, is a "financial expert" and all members of the Audit Committee are "financially literate," as these terms are defined in the Sarbanes-Oxley Act, applicable SEC rules and applicable NYSE rules.

     The full mandate of the Audit Committee is set out in Schedule B to this Information Circular. See also "Audit Committee Information" in Intrawest's Annual Information Form for the year ended June 30, 2005 for more information concerning the Audit Committee and its members.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

     The Corporate Governance and Nominating Committee is responsible for the nomination process for directors of Intrawest and for developing, monitoring and assessing Intrawest's corporate governance system, the effectiveness of the Board of Directors, its size and composition, its committees and the individual performance of its directors. The Board has implemented procedures to be carried out by the Committee to annually assess the effectiveness of the Board as a whole, the Board committees and the contribution of individual directors, and to consider performance-enhancing measures, recruit new directors from time to time and review Board processes. The Committee regularly considers what competencies and skills that the Board, as a whole, requires and assesses the competencies and skill sets of the current Board as a group, and the contributions of individual directors, and identifies any additional competencies and skill sets the Committee might consider to be beneficial when considering potential Board candidates. The Committee maintains a list of potential candidates for its future consideration.

     The Corporate Governance and Nominating Committee annually reviews the size of the Board and assesses what the Committee considers to be the appropriate size of the Board with a view to facilitating effective decision making. Where appropriate, the Committee makes recommendations to the Board for change in the size of the Board. The Corporate Governance and Nominating Committee and the Board have determined that nine to 12 directors is an appropriate size for Intrawest's Board to facilitate effective and efficient communication and decision making.

     The Committee ensures that an annual strategic planning process and review is carried out and periodically reviews the directors' and officers' third-party liability insurance to ensure adequacy of coverage. The Corporate Governance and Nominating Committee is also responsible for providing orientation for new members of the Board and continuing education for all Board members.

     The Corporate Governance and Nominating Committee periodically makes industry comparisons of directors' compensation in light of their risks and responsibilities and reviews and makes recommendations to the Board regarding the adequacy and form of the compensation of the directors. The Board believes that the form and amount of compensation of directors is sufficient to reflect realistically the responsibilities and risks involved in being an effective director.

     The Corporate Governance and Nominating Committee undertakes an annual assessment of the overall performance and effectiveness of the Board as a whole, its committees and the contribution of individual members. An annual questionnaire is used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of Intrawest's executive leadership team are carried out annually by the Lead director with respect to this matter. Such assessment includes, in the case of the Board or a Board committee, its mandate, and, in the case of individual directors, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board and willingness to devote the necessary time and energy to the performance of their duties. Each committee mandate specifically authorizes such committee to retain outside advisors as it deems necessary to carry out its duties. In addition, the Board is provided with continuing education through in-person presentations by outside experts on a broad range of topics applicable to Intrawest's business or through courses taken at the director's discretion.

     The Corporate Governance and Nominating Committee has the responsibility for developing, monitoring and assessing Intrawest's approach to corporate governance, including considering the guidance on corporate governance practices set out in NP 58-201 and developing a set of corporate governance principles and guidelines that are specifically applicable to Intrawest.

     The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee met three times during the year ended June 30, 2005.

     The full mandate of the Corporate Governance and Nominating Committee is set out in Schedule C to this Information Circular.

HUMAN RESOURCES COMMITTEE

     The Human Resources Committee is responsible for reviewing the levels and form of total compensation paid to Intrawest's employees and for administering Intrawest's share compensation and long-term incentive plans. The Committee is responsible for reviewing and making recommendations to the Board regarding the corporate goals and objectives relevant to compensation of the Chief Executive Officer and Chief Financial Officer and regularly evaluates and assesses the performance of the Chief Executive Officer and the Chief Financial Officer in light of those corporate goals and objectives and determines their compensation and benefits based on that evaluation. It also reviews and recommends a plan of succession for Intrawest's senior management. The Committee is responsible for reviewing Intrawest's organizational structure and design to determine if they are appropriate to carry out the business of Intrawest. In addition, the Human Resources Committee produces for review and approval by the Board a report on executive compensation for inclusion in Intrawest's information circular.

     The Human Resources Committee on a regular basis hires outside compensation and benefit consultants to assist it in its review and deliberations, including benchmarking and comparison of Intrawest's compensation and benefits against competitors and others in the real estate, travel and resort sectors. During the year ended June 30, 2005, the Human Resources Committee retained Hewitt Associates, an international compensation consulting company, to provide independent advice with respect to the levels and methods of compensation of executive officers.

     The  Human  Resources  Committee   is  composed  entirely  of   independent
directors. The Committee met six times during the year ended June 30, 2005.

     The full mandate of the Human Resources Committee is set out in Schedule D to this Information Circular.

                         ATTENDANCE RECORD OF DIRECTORS
                        FOR THE YEAR ENDED JUNE 30, 2005

                                                        BOARD     COMMITTEE   % OF BOARD   % OF COMMITTEE
                                                       MEETINGS   MEETINGS     MEETINGS       MEETINGS
NAME                                                   ATTENDED   ATTENDED     ATTENDED       ATTENDED
----                                                   --------   ---------   ----------   --------------
Joe Houssian.........................................  7 of 7       --         100               --
Daniel Jarvis(1).....................................  6 of 6       --         100               --
David King...........................................  6 of 7     7 of 7        86              100
Gordon MacDougall....................................  7 of 7     9 of 9       100              100
Paul Manheim.........................................  7 of 7     9 of 9       100              100
Marti Morfitt(2).....................................  1 of 2     1 of 1        50              100
Paul Novelly.........................................  5 of 7     4 of 7        71               57
Bernard Roy..........................................  5 of 7     5 of 6        71               83
Khaled Sifri.........................................  5 of 7     3 of 3        71              100
Nicholas Villiers....................................  5 of 7     6 of 6        71              100
Alex Wasilov(2)......................................  2 of 2     1 of 1       100              100

---------------

(1)  Mr. Jarvis resigned as a director effective February 7, 2005.

(2) Ms. Morfitt and Mr. Wasilov were appointed as directors effective February 7, 2005.

BOARD SHARE OWNERSHIP GUIDELINES

     The Board of Directors has adopted share ownership guidelines for its directors to promote meaningful Common Share ownership. Under the guidelines each member of the Board is to hold a minimum of US $100,000 in Common Shares or Deferred Share Units of Intrawest. This requirement is to be fulfilled by December 31, 2007.

COMPENSATION OF DIRECTORS

     Non-management directors of Intrawest are entitled to receive an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended. The fees are outlined in the table below. In addition, non-management directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

                                                           (IN UNITED STATES DOLLARS)
                                                           --------------------------
Regular Board service
  Annual retainer........................................           $25,000
  Meeting fee............................................           $ 1,250
  Annual equity grant....................................          500 DSUs
Committee service: Audit
  Annual Chair retainer..................................           $10,000
  Annual Member retainer.................................           $ 2,500
Committee service: All other committees
  Annual Chair retainer..................................           $ 5,000
Lead Director
  Annual retainer........................................           $15,000

     In November 2004 Intrawest adopted a Director Deferred Share Unit Plan. The Plan is administered by the Corporate Governance and Nominating Committee. Under the Plan, non-management directors are entitled to receive 500 DSUs on June 30 in each year, commencing June 30, 2005, as compensation for service on the Board. In addition, directors are entitled to elect to receive DSUs in lieu of a percentage of the annual fees or retainers for service on the Board or committees for the next calendar year. A DSU is a bookkeeping entry, equivalent to the value of an Intrawest common share, credited to an account maintained for the director until retirement. Additional DSUs are credited to participants corresponding to dividends declared on the common shares. Following a non-management director ceasing to be a director of Intrawest, a lump sum cash payment, net of any applicable tax withholdings, equal to the number of DSUs credited to the director's account multiplied by the average closing price of the common shares on the NYSE at the time of their retirement, will be paid to the director 30 days after such termination.

     The following table summarizes the cash compensation in United States dollars that was paid or would have been paid to each director of Intrawest for the year ended June 30, 2005 if such director had not chosen to participate in the Director Deferred Share Unit Plan.

                                                              (IN UNITED STATES DOLLARS)
                                 ------------------------------------------------------------------------------------
                                                                                                            ELECTED
                                                        COMMITTEE     LEAD                                 PERCENTAGE
                                  BOARD     COMMITTEE     CHAIR     DIRECTOR   ATTENDANCE      TOTAL          PAID
DIRECTOR                         RETAINER   RETAINERS   RETAINER    RETAINER      FEES      COMPENSATION    IN DSUS
--------                         --------   ---------   ---------   --------   ----------   ------------   ----------
                                    $           $           $          $           $             $             %
Joe Houssian...................       --         --          --          --          --            --          --
Daniel Jarvis(1)...............       --         --          --          --          --            --          --
David King.....................   25,000      2,500       5,000          --      14,750        47,250          50
Gordon MacDougall..............   25,000        625       1,250      15,000      16,250        58,125         100
Paul Manheim...................   25,000         --      10,000          --      18,000        53,000          25
Marti Morfitt..................   12,500         --          --          --       2,500        15,000          --
Paul Novelly...................   25,000      2,500          --          --       9,000        36,500         100
Bernard Roy....................   25,000         --       3,750          --       9,750        38,500          --
Khaled Sifri...................   25,000         --          --          --       8,500        33,500         100
Nicholas Villiers..............   25,000         --          --          --      13,000        38,000         100
Alex Wasilov...................   12,500         --          --          --       3,750        16,250         100

---------------

(1)  Mr. Jarvis resigned as a director effective February 7, 2005.

     Mr. Villiers has entered into a contract with Intrawest for the provision of consulting services in connection with Intrawest's majority ownership in Abercrombie & Kent, a luxury adventure-travel company. For the year ended June 30, 2005, Intrawest incurred consulting service fees of US $60,000 to Mr. Villiers.

REPORT ON EXECUTIVE COMPENSATION

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

     The Human Resources Committee (the "Committee") is composed of four independent members of the Board of Directors. The current members of the Committee are Messrs. MacDougall, Roy and Villiers and Ms. Morfitt. No member of the Committee is or was during the most recently completed financial year, an officer or employee of Intrawest or any of its subsidiaries, nor was formerly an officer of Intrawest or any of its subsidiaries, nor had or has any relationship that requires disclosure under "Interest of Informed Persons in Material Transactions" or "Indebtedness of Directors and Executive Officers." Ms. Morfitt became a member of the Committee in May 2005.

EXECUTIVE COMPENSATION STRATEGY

     Intrawest's executive compensation strategy combines salary, annual incentives and long-term incentives with a program of benefits and perquisites to form an integrated compensation strategy designed to achieve the following objectives:

     -  to  encourage  and  reward   entrepreneurial  management  by  having   a
        significant proportion of compensation relate to business performance.

     - to attract and retain executives on a competitive basis across North America.

     - to ensure commonality of interest between shareholders and management, both short-term and long-term.

     From time to time the Committee undertakes a comprehensive review of the compensation plans for Intrawest's senior executives with the objective of ensuring that the plans meet the objectives cited above. Professional consultants are engaged to assist the Committee. These consultants develop comparable compensation groups, conduct compensation surveys, and advise the Committee about the structuring of compensation arrangements that would meet Intrawest's objectives. The Committee incorporates the consultants' recommendations in the compensation determinations. The Committee will continue to employ this process and review the compensation plans on a regular basis to ensure that they reflect properly the business strategy and compensation objectives of Intrawest.

     Total compensation is targeted to be competitive to a "Comparator Group," a comparable group of leisure and resort companies in North America, and general industry of a similar revenue size. As an overriding goal, the Committee structures its compensation plans to place more emphasis on long-term incentives than on short-term remuneration. For each of the Named Executive Officers, approximately 50% of their remuneration is based on financial performance of Intrawest or their division.

BASE SALARIES

     Base salaries are established by reference to the Comparator Group and of general industry companies of similar size.

ANNUAL INCENTIVES

     Intrawest provides opportunities to earn annual incentive awards that are based upon the achievement of personal performance goals and upon the financial performance of Intrawest. For the senior executives, other than the Chief Executive Officer, the annual incentives range from 0% to 75% of base salary depending on performance. For the Chief Executive Officer, the annual incentives range from 0% to 100% of base salary depending on performance. The annual incentive awards are determined by reference to corporate financial goals, strategic objectives and subjective matters. The corporate financial goals represent approximately 60% of the potential overall award, the strategic objectives represent approximately 30% and subjective matters represent approximately 10%.

     For the Named Executive Officers, the performance and strategic goals differ by individual. Financial goals were measured with reference to earnings per share, EBITDA, net debt and Common Share price performance. In fiscal 2005 overall corporate financial objectives were met, although results differed by division or business entity.

KEY EXECUTIVE DEFERRED SHARE UNIT PLAN

     As described under "Statement of Executive Compensation -- Key Executive Deferred Share Unit Plan," Intrawest has a Key Executive Deferred Share Unit Plan that allows executive officers to elect annually to receive all or any portion of their annual incentive plan cash award which would otherwise have become payable as deferred share units. The Committee administers the Key Executive Deferred Share Unit Plan, including monitoring the number of deferred share units credited to executive officers.

LONG-TERM INCENTIVE PLANS

(a)  EXECUTIVE LONG-TERM INCENTIVE PLAN

     As described under "Statement of Executive Compensation -- Executive Long-Term Incentive Plan," the Long-Term Incentive Plan ("LTIP") is a long-term performance-based compensation plan. The plan provides for cash payments to the participating key executive officers following termination of employment based on a notional number of Common Shares earned in relation to cumulative consolidated net income over four plan cycles. The Committee has determined that the combination of corporate financial performance and stock price performance provides commonality of interest between shareholders and senior executive
officers  by   linking  compensation   with  long-term   results  achieved   for
shareholders.

     All Named Executive Officers, other than Mr. Currie, earned notional Common Shares in respect of the calculation period ended June 30, 2003 based, in part, on the attainment of certain financial performance goals in the two financial years ended June 30, 2004 and 2005. These goals related to earnings per share levels and net debt to EBITDA ratios. These goals were fully achieved.

     The rights of participating executive officers under the LTIP are taken into account by the Committee when considering other awards of long-term compensation for senior officers.

(b)  KEY EXECUTIVE EMPLOYEE BENEFIT PLAN

     As described under "Statement of Executive Compensation -- Key Executive Employee Benefit Plan," Intrawest has a Key Executive Employee Benefit Plan under which the Committee, in 2002, granted awards of unvested shares that were purchased in the open market to Messrs. Houssian, Jarvis and Raymond. These shares have vested or will vest based on (i) the attainment of certain financial performance goals related to earnings per share and net debt to EBITDA ratios for the two financial years ended June 30, 2005, and (ii) the continued employment of the executive. The Committee administers the Key Executive Employee Benefit Plan and monitors the attainment of the specified financial performance goals and the determination of vesting of shares. The Committee approved the payment of an amount equal to dividends received on unvested shares held under the plan as additional contributions which were used to purchase additional unvested shares under the plan. The remaining unvested shares will vest in December 2005 based on retention, following which the Key Employee Benefit Plan will expire. This plan will be replaced by the Return on Capital Plan described below.

(c)  RETURN ON CAPITAL PLAN

     Following   the  Committee's  most  recent   comprehensive  review  of  the
compensation plan for Intrawest's senior executives, the Committee has determined that Intrawest should implement a long-term incentive compensation plan based on achievement by Intrawest of a return on invested capital on a cumulative basis. The plan period will cover performance in the fiscal years 2006 through 2008. The new plan will entitle the executive officers to earn notional Common Shares based on the cumulative return on invested capital and to receive a cash payment following termination of employment based on the value of Intrawest's Common Shares at that time. The Plan will measure EBITDA as a percentage of return of total invested capital including both equity and debt.

FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLANS

     As described under "Indebtedness of Directors and Executive Officers -- Funded Senior Employee Share Purchase Plan," Intrawest has a Funded Senior Employee Share Purchase Plan that was adopted in 2002 under which Intrawest may make loans to designated eligible employees to be used for the purchase of Common Shares in the open market.

     All loans outstanding under the 2002 Funded Senior Employee Share Purchase Plan to executive officers were made in 2002, prior to the implementation of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder. Following implementation of that legislation, the Committee has determined that no further loans will be made under Intrawest's 2002 Funded Senior Employee Share Purchase Plan to executive officers.

     Intrawest also had a Funded Senior Employee Share Purchase Plan that was adopted in 1992 under which Intrawest made loans to designated eligible employees to be used for the purchase of Common Shares issued from treasury. All loans outstanding under this plan have been repaid and the Plan has been terminated.

     All loans to executives under the 2002 Funded Senior Employee Share Purchase Plan are at the personal risk of the executive and no loans outstanding under Intrawest's Funded Share Purchase Plans have been forgiven.

STOCK OPTION PLAN

     As described elsewhere in this Information Circular, Intrawest has a stock option program that is offered to its senior executive officers and a broader group of managers. The amount and terms of outstanding options, deferred share units and unvested share units are taken into account by the Committee when determining whether and how many new option grants should be made. During the year ended June 30, 2005, the Committee approved the grant of options to acquire a total of 416,500 Common Shares, representing 0.87% of Intrawest's outstanding Common Shares. The Committee has determined that it does not intend to grant new options to Intrawest's executive officers in the 2006 financial year, except in possible circumstances involving new senior executive recruitment.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The Chief Executive Officer participates in all of the short-term and long-term incentive programs as summarized elsewhere in this Information Circular. The base salary of the Chief Executive Officer was determined by the Committee after considering various factors, including information available to the Committee regarding base salaries of executives in the Comparator Group received from Intrawest's compensation consultants. The bonus under the short-term incentive arrangement awarded to the Chief Executive Officer in 2005 recognized the financial performance of Intrawest and the achievement of corporate initiatives during that fiscal period. In determining this award the Committee referred to goals and objectives established annually for the Chief Executive Officer. Approximately 60% of the award was based on quantitative financial performance of Intrawest, 30% on the achievement of strategic corporate initiatives approved by the Committee and 10% on a subjective analysis of the Chief Executive Officer's personal contribution as determined by the Committee.

     The financial objectives focused on earnings per share, EBITDA and net debt to EBITDA ratios and Common Share value growth. The strategic objectives included, among other items, the execution of targeted acquisitions and dispositions; the establishment of long-term marketing and branding plans; the development of human resources; and the implementation of new real estate financing and joint venture initiatives. In addition to the annual award, the Chief Executive Officer met certain financial goals with respect to the long-term incentives as outlined in this report.

     This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

Gordon H. MacDougall (Chair)             Bernard A. Roy
Marti Morfitt                            Nicholas C.H. Villiers

PERFORMANCE GRAPH

     The following graph compares the cumulative total return to shareholders for Common Shares compared to the S&P/TSX Composite Index and the S&P/TSX Real Estate Index, assuming reinvestment of dividends at the market price on each of the dividend payment dates. The graph covers the period from June 30, 2000 to June 30, 2005.

                              [PERFORMANCE GRAPH]

                    CUMULATIVE VALUE OF A $100 INVESTMENT IN
                COMMON SHARES ASSUMING REINVESTMENT OF DIVIDENDS

                                         30-JUNE-00   30-JUNE-01   30-JUNE-02   30-JUNE-03   30-JUNE-04   30-JUNE-05
                                         ----------   ----------   ----------   ----------   ----------   ----------
Intrawest Corporation..................     100          107           91           64           78          108
S&P/TSX Composite Index................     100           76           70           68           84           97
S&P/TSX Real Estate Index..............     100          111          118          114          151          197

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer, the Chief Financial Officer and Intrawest's three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (all such officers are hereafter collectively called "Named Executive Officers").

------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                               ANNUAL COMPENSATION
                                   -------------------------------------------

                                                                  OTHER
                                                                  ANNUAL
                                    SALARY(2)    BONUS(3)    COMPENSATION(4)
NAME AND PRINCIPAL POSITION  YEAR      ($)         ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
  JOE S. HOUSSIAN            2005    934,774           --         90,138
  Chairman, President and    2004    830,349           --         94,628
  Chief Executive Officer    2003    641,447       32,146         86,374
------------------------------------------------------------------------------
  DANIEL O. JARVIS(8)        2005    475,390       89,136         16,084
  President and Chief        2004    422,172      259,636         16,854
  Executive Officer,         2003    340,930      102,983         16,588
  Leisure
  and Travel Group
------------------------------------------------------------------------------
  HUGH R. SMYTHE             2005    379,352       71,128          6,453
  President and Chief        2004    337,038      113,751         14,187
  Operating Officer,         2003    261,138      148,753         13,220
  Leisure
  and Travel Group
------------------------------------------------------------------------------
  GARY L. RAYMOND            2005    435,374      293,878         19,345
  President and Chief        2004    386,019      269,248         20,260
  Executive Officer,         2003    298,444      103,936         17,046
  Intrawest Placemaking
------------------------------------------------------------------------------
  JOHN E. CURRIE(8)          2005    240,096       84,634             --
  Chief Financial Officer    2004    168,268       86,387             --
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                           LONG-TERM COMPENSATION
                             --------------------------------------------------
                                                   AWARDS
                             --------------------------------------------------
                                SECURITIES
                                  UNDER            DEFERRED
                                 OPTIONS             SHARE            LTIP          ALL OTHER
                                 GRANTED           UNITS(5)        PAYOUTS(6)    COMPENSATION(7)
NAME AND PRINCIPAL POSITION        (#)                ($)              ($)             ($)
---------------------------
  JOE S. HOUSSIAN                 68,000            747,819         1,090,881        306,788
  Chairman, President and         65,000            747,314           651,669        283,487
  Chief Executive Officer         91,000            222,840         2,154,007         23,679
------------------------------------------------------------------------------
  DANIEL O. JARVIS(8)             34,000                 --           163,618         19,982
  President and Chief             33,000                 --            97,742         17,964
  Executive Officer,              71,000                 --           323,095         14,433
  Leisure
  and Travel Group
------------------------------------------------------------------------------
  HUGH R. SMYTHE                  34,000                 --            81,809         17,541
  President and Chief             33,000                 --            48,871         16,015
  Operating Officer,              46,000                 --           161,547         12,413
  Leisure
  and Travel Group
------------------------------------------------------------------------------
  GARY L. RAYMOND                 34,000                 --            81,809         19,116
  President and Chief             33,000                 --            48,871         17,391
  Executive Officer,              46,000                 --           161,547         13,667
  Intrawest Placemaking
------------------------------------------------------------------------------
  JOHN E. CURRIE(8)               34,000                 --                --          8,009
  Chief Financial Officer         10,000                 --                --          3,861
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) All dollar amounts in the Summary Compensation Table and footnotes are in United States dollars, unless otherwise indicated. The following rates of exchange were used to convert Canadian dollar amounts to United States dollar amounts for the fiscal years indicated: 2005 -- 1.2495; 2004 -- 1.3428; 2003 -- 1.5112.

(2) Salary amounts for all Named Executive Officers reflect Canadian dollar salaries approved by the Human Resources Committee and paid by Intrawest, converted to United States dollar amounts at the average rate of exchange indicated in footnote 1.

(3) The amounts in this column exclude any portion of a bonus earned in a year that the Named Executive Officer elected to forego under the Key Executive Deferred Share Unit Plan. Mr. Houssian elected in all three years to forego his cash bonus and as a result he received Deferred Share Units. See "Key Executive Deferred Share Unit Plan."

(4) The value of perquisites and benefits earned by each Named Executive Officer is less than the lesser of Cdn.$50,000 and 10% of his total annual salary and bonus. The amounts in this column include the imputed interest benefit (computed in accordance with the Income Tax Act (Canada)) to the Named Executive Officers of the interest-free loans made to the Named Executive Officers pursuant to Intrawest's Funded Senior Employee Share Purchase Plans (see "Indebtedness of Directors and Executive Officers -- Funded Senior Employee Share Purchase Plans") and the value of dividend equivalent DSUs credited to the Named Executive Officer corresponding to dividends declared on Common Shares during the financial year (based on the average closing price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding the dates of the dividend payment) (see "Key Executive Deferred Share Unit Plan.") and the value of additional unvested shares purchased under the Key Executive Employee Benefit Plan with additional contributions under that plan approved by the Human Resources Committee in amounts equal to dividends paid on unvested shares held under that plan (see "Key Executive Employee Benefit Plan").

(5) Under the Key Executive Deferred Share Unit Plan, the Named Executive Officers participating therein can elect, prior to the award of a bonus in any year, to forego all or any portion of the cash bonus which would otherwise have become payable to them in respect of the year and to receive DSUs having a value equivalent to the bonus foregone, which is set out in the table. A total of 29,720 deferred share units were credited to Mr. Houssian in 2005 (2004 -- 43,161; 2003 -- 15,444). All DSUs are vested.
     Additional DSUs are credited under the plan corresponding to dividends declared on Common Shares at the then prevailing trading price.

(6) No payments have been made in respect of the notional Common Shares earned over time for each of the calculation periods under the Long-Term Incentive Plan. For the calculation period ended June 30, 2003 (after giving effect to an adjustment factor for such period that was based on the attainment of certain financial performance goals in the two financial years ended June 30, 2005), the Named Executive Officers other than Mr. Currie earned a number of notional Common Shares as disclosed under "Executive Long-Term Incentive Plan." The payments to each participant will not be determined or made until such participant ceases to hold any office or employment with Intrawest or any of its subsidiaries. The amounts shown for each year represent the value of the portion of such notional Common Shares that vested at the end of such year based on the closing price of the Common shares on the Toronto Stock Exchange at such time (and, as described under such heading, are subject to reduction by up to 10% if the calculation period ending June 30, 2008 has a cumulative consolidated net loss).

(7) The amounts in this column include Intrawest's contributions to defined contribution pension plans, premiums for group life insurance and contributions made by Intrawest to the Named Executive Officers' accounts pursuant to Intrawest's Employee Share Purchase Plan. The amounts for Mr. Houssian in each of 2005 and 2004 include Cdn.$340,000 in respect of premiums paid on a life insurance policy for the benefit of Mr. Houssian and his spouse.

(8) Mr. Jarvis was the Chief Financial Officer until May 10, 2004, when Mr. Currie became the Chief Financial Officer.

(9) In 2002 Intrawest made contributions to a trustee to purchase Common Shares in the open market which have been held pursuant to the Key Executive
     Employee Benefit Plan. See "Key Executive Employee Benefit Plan." As described under that heading, certain of these shares vested during the year ended June 30, 2005. The number and value (calculated by multiplying the closing market price of the Common Shares on June 30, 2005 on the Toronto Stock Exchange by the number of unvested shares) of the aggregate holdings of unvested shares of each of the Named Executive Officers at the end of the most recently completed financial year were: Joe S. Houssian:
     77,774; Cdn.$2,285,778; Daniel O.  Jarvis: 41,479; Cdn.$1,219,068; Gary  L.
     Raymond: 50,367; Cdn.$1,480,286. The shares for Mr. Houssian have now all vested. The remaining unvested shares will vest in December 2005 based on retention, following which the Key Employee Benefit Plan will expire.

  KEY EXECUTIVE DEFERRED SHARE UNIT PLAN

     Intrawest's Key Executive Deferred Share Unit Plan allows executive officers to elect annually to receive all or any portion of their annual incentive plan cash award ("Annual Incentive Award") that would otherwise have become payable to them as deferred share units, or DSUs. The actual number of DSUs credited to an executive officer is determined on the day that the Annual Incentive Award becomes payable (such date being set out in the notice of the Annual Incentive Award) by dividing the dollar amount elected by the average closing price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding such date. Additional DSUs are credited to participants corresponding to dividends declared on Common Shares at the then prevailing trading price. Following the participant ceasing to hold any office or employment with Intrawest or of any subsidiary or related party, a lump sum cash payment, net of any applicable tax withholdings, equal to the number of DSUs credited to the participant's account multiplied by the average closing price of the Common Shares for the five trading days preceding the date of payment, which will be 30 days after such termination.

  EXECUTIVE LONG-TERM INCENTIVE PLAN

     The Long-Term Incentive Plan (the "LTIP") was established in June 1995. The Committee approved amendments in July 2000 and June 2004 to more closely align management incentives with overall corporate objectives. Under the LTIP six employees of Intrawest, including all the Named Executive Officers, will be entitled to receive cash payments following the participant ceasing to hold any office or employment with Intrawest or any of its subsidiaries based on a number of notional Common Shares that are earned over time under the plan. The Named Executive Officers can earn notional Common Shares for each of four calculation periods. The calculation periods are:

------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------
       FOR ALL NAMED EXECUTIVE OFFICERS,
             OTHER THAN MR. CURRIE                                 MR. CURRIE
     October 1, 1994 to June 30, 1998                  July 1, 2004 to June 30, 2008
------------------------------------------------------------------------------------------------
      July 1, 1998 to June 30, 2003                    July 1, 2008 to June 30, 2013
------------------------------------------------------------------------------------------------
      July 1, 2003 to June 30, 2008                    July 1, 2013 to June 30, 2014
------------------------------------------------------------------------------------------------
      July 1, 2008 to June 30, 2013                    July 1, 2014 to June 30, 2015
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

     The Named Executive Officers, other than Mr. Currie, are in their third calculation period. Mr. Currie, who became the Chief Financial Officer in 2004 and joined the plan in July 2004, is in his first calculation period.

     In summary, the Plan is designed to incent and reward management for financial performance based on net earnings and stock price performance. In addition, there are adjustment factors that further incent management on the basis of annual compound growth rate in earnings per share and, in respect of the calculation period ended June 30, 2003, earnings per share levels and net debt to EBITDA ratios.

     The number of notional Common Shares earned for each calculation period is based on a percentage of the cumulative consolidated net income of Intrawest ("percentage of cumulative net income") for the period, adjusted by an adjustment factor (the "adjustment factor"), divided by the current market price at the start of the period (the "Common Share market price"), as follows:

            percentage of cumulative net income X adjustment factor
         -------------------------------------------------------------
                           Common Share market price

     The percentages of cumulative net income are:

                                                                   CONSOLIDATED NET INCOME
                                                               -------------------------------
                                                                   $CDN.
                                                               LESS THAN OR         $CDN.
                                                                   EQUAL            MORE
                                                               TO 20 MILLION   THAN 20 MILLION
                                                               -------------   ---------------
FISCAL YEARS ENDED:
JUNE 30, 1995, 1996, 1997 AND 1998
Mr. Houssian................................................      2.67%             1.33 %
Mr. Jarvis..................................................      0.4 %             0.2  %
Mr. Smythe and Mr. Raymond..................................      0.2 %             0.1  %
AFTER JUNE 30, 1998
Mr. Houssian................................................      2.0 %             1.0  %
Mr. Jarvis..................................................      0.3 %             0.15 %
Mr. Smythe and Mr. Raymond..................................      0.15%             0.075%
ON OR BEFORE JUNE 30, 2013
Mr. Currie..................................................      0.15%             0.075%
AFTER JUNE 30, 2013
Mr. Currie..................................................      0.02%             0.01 %

     The Common Share market price for the following calculation periods is as set out below:

PERIOD COMMENCING                                                 $
-----------------                                             ----------
  October 1, 1994...........................................   Cdn$10.79
  July 1, 1998..............................................   Cdn$28.76
  July 1, 2003..............................................   Cdn$17.52
  July 1, 2004 (Mr. Currie).................................   Cdn$20.46

ADJUSTMENT FACTOR

     The adjustment factor was introduced by July 2000 amendments to the LTIP and applies to the second and subsequent calculation periods for participants other than Mr. Currie, and all calculation periods for Mr. Currie.

     For the calculation period commencing July 1, 1998, the adjustment factor was based on the attainment of certain financial performance goals for the two financial years ended June 30, 2004 and 2005. These financial performance goals related to earnings per share levels and net debt to EBITDA ratios.

     For the calculation period commencing July 1, 2003 and subsequent calculation periods, the adjustment factor adjusts the number of notional Common Shares based on the annual compound growth rate in earnings per share (EPS Growth) of Intrawest above a 13% threshold, as follows:

EPS Growth less than or equal to  13%..................   -- no adjustment
EPS Growth more than or equal to 18%...................   -- 50% increase in notional Common Shares
EPS Growth more than 13% and less than 18%.............   -- pro-rata increase

     If in any calculation period there is a cumulative consolidated net loss, such loss will be applied retroactively to reduce the number of notional Common Shares, by up to 10%, for the prior calculation period.

     The LTIP provides for a reduction in the amount to be paid to a participant if the employment of a participant is terminated for cause. If the participant's employment is terminated "without cause" (including the resignation of a participant as a result of circumstances that would amount to a change in the responsibilities of a participant following a change in control of Intrawest) then the amount to be paid to the participant is to include an amount that reflects consolidated net income of Intrawest for the period of reasonable notice of termination of employment to which such participant would be entitled.

     For the calculation periods ended June 30, 1998 and June 30, 2003 respectively (in the case of the calculation period ended June 30, 2003, after giving effect to the impact of the adjustment factor), the participating Named Executive Officers earned the following notional Common Shares:

                                                                FOUR-YEAR       FIVE-YEAR
                                                              PERIOD ENDED    PERIOD ENDED
                                                              JUNE 30, 1998   JUNE 30, 2003
                                                              -------------   -------------
Mr. Houssian................................................     217,384         245,145
Mr. Jarvis..................................................      72,588          36,771
Mr. Smythe..................................................      36,294          18,386
Mr. Raymond.................................................      36,294          18,386

     The estimated LTIP liability is accrued annually in general and administrative expenses in the financial statements of Intrawest. For the 2005 financial year, U.S.$719,000 was accrued in respect of notional Common Shares that would have been earned in respect of such financial year if the calculation period commencing July 1, 2003 had ended on June 30, 2005 and U.S.$3,363,000 was accrued in respect of notional Common Shares earned as a result of the adjustment factor for the five-year calculation period ended June 30, 2003 that were not accrued for in 2004 and for mark-to-market adjustments in respect of notional Common Shares earned or accrued for under the plan for the current and all prior fiscal years. In the 2004 financial year a total of U.S.$1,730,000 was accrued. Although the actual cash payments that are required under the LTIP can only be determined at the time of the termination of the participant's employment based on the market price of the Common Shares at that time, Intrawest expenses annually any mark-to-market changes in share value so as to fully accrue the estimated LTIP liability.

KEY EXECUTIVE EMPLOYEE BENEFIT PLAN

     During the 2002 financial year, the Committee adopted a Key Executive Employee Benefit Plan ("KEEP") under which the Committee granted awards of unvested shares, purchased in the open market, to Messrs. Houssian, Jarvis and Raymond. These shares vest on a combination of attainment of specified financial performance measures and time. In the event of death or certain other events vesting may be accelerated.

     Prior to vesting, all dividends received on unvested shares are paid by the trustee to Intrawest. The Human Resources Committee has discretion to cause Intrawest to pay to the trustee under the Plan, as additional contributions to be used to purchase additional unvested shares, an amount up to, but not exceeding, the payment of any dividends so received.

     The number of shares acquired under the KEEP on behalf of each of the Named Executive Officers was as follows:

                                                              ORIGINAL     TOTAL
                                                               AWARD     DIVIDENDS
                                                              --------   ---------
Mr. Houssian................................................  202,502       4,834
Mr. Jarvis..................................................   40,501       1,082
Mr. Raymond.................................................   49,179       1,315

     The shares have vested or will vest as follows.

Mr. Houssian................................................    January 2005    77,518
                                                                   June 2005    51,848
                                                              September 2005    77,970
                                                                               -------
                                                                               207,336
                                                                               =======
Mr. Jarvis..................................................   December 2005    41,583
Mr. Raymond.................................................   December 2005    50,494

STOCK OPTIONS

     Intrawest has a Stock Option Plan under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of Intrawest and its subsidiaries.

     As at September 26, 2005, 7 senior executive officers and 52 management personal participate in the stock option program. For a more complete description of the Stock Option Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans -- Stock Option Plan." The Human Resources Committee has determined that no grants will be made under the Stock Option Plan in the 2006 financial year, except in possible circumstances involving new senior executive recruitment.

     The following table provides information relating to the grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended June 30, 2005.

          OPTION GRANTS DURING THE FINANCIAL YEAR ENDED JUNE 30, 2005

------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------
                                                                                      MARKET VALUE
                                              % OF TOTAL                             OF SECURITIES
                               SECURITIES       OPTIONS                                UNDERLYING
                                  UNDER       GRANTED TO                               OPTIONS ON
                                 OPTIONS     EMPLOYEES IN        EXERCISE OR          THE DATE OF
                                 GRANTED       FINANCIAL         BASE PRICE              GRANT
            NAME                   (#)           YEAR         (CDN.$/SECURITY)      (CDN.$/SECURITY)    EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
  Joe S. Houssian                68,000          16.3               22.07                22.07           July 20, 2014
------------------------------------------------------------------------------------------------------------------------
  Daniel O. Jarvis               34,000           8.2               22.07                22.07           July 20, 2014
------------------------------------------------------------------------------------------------------------------------
  Hugh R. Smythe                 34,000           8.2               22.07                22.07           July 20, 2014
------------------------------------------------------------------------------------------------------------------------
  Gary L. Raymond                34,000           8.2               22.07                22.07           July 20, 2014
------------------------------------------------------------------------------------------------------------------------
  John E. Currie                 34,000           8.2               22.07                22.07           July 20, 2014
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) The above options become exercisable as to 20% of the grant after one year and then 20% on the anniversary of the grant in each of the next four years.

     The following table provides information relating to the options to purchase Common Shares exercised by the Named Executive Officers during the financial year ended June 30, 2005 and the value of any unexercised options on June 30, 2005.

          AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
               JUNE 30, 2005 AND FINANCIAL YEAR-END OPTION VALUES

-----------------------------------------------------------------------------------------------------------------------------
   ----------------------------------------------------------------------------------------------------------------------
                                                                                                   VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                             SECURITIES                             AT JUNE 30, 2005                 AT JUNE 30, 2005
                            ACQUIRED ON       AGGREGATE                   (#)                            (CDN.$)
                              EXERCISE     VALUE REALIZED   --------------------------------   ----------------------------
           NAME                 (#)            (CDN.$)        EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
  Joe S. Houssian                --               --            941,900         364,600         3,280,323       1,699,532
-----------------------------------------------------------------------------------------------------------------------------
  Daniel O. Jarvis           25,000          178,250            353,630         147,920         1,859,481       1,000,245
-----------------------------------------------------------------------------------------------------------------------------
  Hugh R. Smythe             35,000          271,330            261,250         118,000         1,026,420         787,788
-----------------------------------------------------------------------------------------------------------------------------
  Gary L. Raymond            20,000          266,800            286,250         118,000         1,257,420         787,788
-----------------------------------------------------------------------------------------------------------------------------
  John E. Currie                 --               --             37,600          56,400           135,232         399,218
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

EXECUTIVE PENSION PLAN

Defined Benefit Plan

     Intrawest has established the Intrawest Corporation Designated Executives' Pension Plan (the "Pension Plan"). The Pension Plan provides retirement pensions for all of its Named Executive Officers. These officers also belong to the Intrawest Corporation Employee Pension Plan (the "Employee Pension Plan").

     The Pension Plan is comprised of a registered portion and a non-registered portion. Together with benefits from the Employee Pension Plan, the registered portion provides the maximum benefits allowable under the Income Tax Act (Canada), with any excess provided through the non-registered portion.

     The following table sets out the total annual lifetime pension which would be payable under the Pension Plan based upon retirement at age 60, at various levels of remuneration and years of credited service.

                             PENSION PLAN TABLE(1)

-----------------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------
                                                                     YEARS OF SERVICE
        REMUNERATION                -----------------------------------------------------------------------------------
             ($)                    15              20              25              30              35              40
      -----------------------------------------------------------------------------------------------------------------------
              300,000                 90,000         120,000         150,000         180,000         210,000         240,000
              400,000                120,000         160,000         200,000         240,000         280,000         320,000
              500,000                150,000         200,000         250,000         300,000         350,000         400,000
              600,000                180,000         240,000         300,000         360,000         420,000         480,000
              700,000                210,000         280,000         350,000         420,000         490,000         560,000
              800,000                240,000         320,000         400,000         480,000         560,000         640,000
              900,000                270,000         360,000         450,000         540,000         630,000         720,000
            1,000,000                300,000         400,000         500,000         600,000         700,000         800,000
            1,100,000                330,000         440,000         550,000         660,000         770,000         880,000
            1,200,000                360,000         480,000         600,000         720,000         840,000         960,000
            1,300,000                390,000         520,000         650,000         780,000         910,000       1,040,000
            1,400,000                420,000         560,000         700,000         840,000         980,000       1,120,000
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------  ---------------
   --------------------------  ----------------------------------------------------------------------------------------------
                               YEARS OF SERVICE
        REMUNERATION           -----------------------------------------------------------------------------------
             ($)                     45
      -----------------------
              300,000                  270,000
              400,000                  360,000
              500,000                  450,000
              600,000                  540,000
              700,000                  630,000
              800,000                  720,000
              900,000                  810,000
            1,000,000                  900,000
            1,100,000                  990,000
            1,200,000                1,080,000
            1,300,000                1,170,000
            1,400,000                1,260,000
--------------------------------------------------------------
------------------------------------------------------------------------------

(1)  All dollar amounts in this table are in United States dollars.

     Pensions under the Pension Plan are based on the executive's years of credited service and highest average remuneration in any 36 consecutive months of service. Remuneration for purposes of the Pension Plan includes salary and vacation pay but excludes other forms of compensation such as bonuses, commissions and taxable benefits, with the exception of Mr. Houssian whose bonuses (including the amount of bonuses which Mr. Houssian has elected to forego under the Key Executive Deferred Share Unit Plan) are included subject to the limitation that the best three years average earnings will be limited to a maximum of 150% of the amount which would result if bonuses were not included.

     At September 26, 2005, Joe S. Houssian, Daniel O. Jarvis, Hugh R. Smythe, Gary L. Raymond and John E. Currie had 41.64, 16.24, 20.59, 19.24 and 4.24 years of credited service, respectively. Credited service includes actual service and may include additional years credited at the discretion of the Human Resources Committee to reflect historical contributions and other factors. In 2001 the Human Resources Committee approved five additional years of credited service for each of Messrs. Houssian, Smythe and Currie under the Pension Plan, conditional upon vesting on June 30, 2004 in the case of Mr. Houssian and on June 30, 2006 in the case of Messrs. Currie and Smythe, if they are still then employed by Intrawest. The numbers above reflect the vesting of the additional years of credited service for Mr. Houssian.

     Benefits are paid in a joint and survivor form with 60% of the pension continuing to the executive's spouse after death. If there is no spouse at retirement, pensions are paid with a guarantee of 60 monthly payments. There are no deductions for social security or other offset amounts.

Additional Pension Disclosure

     The following table provides additional information in respect of pension benefits for the Named Executive Officers. The amounts disclosed are in United States dollars and are estimates only and are subject to change over time. Amounts shown include pension benefits under Intrawest's registered portion of the pension plan, to which the Named Executive Officers contribute, and the non-registered portion.

-------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------
                                                        ACCRUED BENEFIT
                                       2005               LIABILITY(2)        ESTIMATED YEARS OF      ESTIMATED ANNUAL
   NAMED EXECUTIVE OFFICER       SERVICE COSTS(1)       AT JUNE 30, 2005     SERVICE AT AGE 60(3)  BENEFITS AT AGE 60(4)
-----------------------------------------------------------------------------------------------------------------------
     Joe S. Houssian                 301,000               12,428,000               44.92                1,081,000
     Daniel O. Jarvis                100,000                1,559,000               20.82                  171,900
     Hugh R. Smythe                  114,000                2,402,000               27.24                  177,500
     Gary L. Raymond                  68,000                1,286,000               27.87                  208,100
     John E. Currie                   49,000                  193,000               19.12                   70,600
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Service cost is the value of the estimated pension earned for pensionable service in 2005. The value has been determined using the same actuarial assumptions as those used to determine the pension plan obligations at June 30, 2005 as set out in note 17 to the 2005 consolidated financial statements.

(2) Annual benefit liability has been accrued in the financial statements and represents the actuarial value of estimated obligations for service to June 30, 2005. The value has been determined using the same actuarial assumptions as those used to determine the pension plan liabilities at June 30, 2005 as set out in note 17 to the 2005 consolidated financial statements.

(3) Amounts in this column include five additional years of service awarded by the Human Resources Committee to Messrs. Houssian, Smythe and Currie on the basis of retention, and 7.68 years of service awarded by Intrawest to Mr. Houssian for years prior to 1995 in lieu of cash compensation.

(4) Amounts in this column are based on 2005 compensation levels and assume accrued years of service to age 60 for each of the Named Executive Officers.

LIFE INSURANCE POLICY

     Intrawest purchased a life insurance policy for Mr. Houssian and pays the eight annual premiums of Cdn.$340,000 under the policy, commencing with the initial premium that was paid in November 2003. The policy provides for life insurance in the face amount of Cdn.$10 million and is payable on death to Mr. Houssian's spouse. The policy is owned by Mr. Houssian.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

     Intrawest has entered into employment contracts with each of the Named Executive Officers. Pursuant to these employment contracts, the Named Executive Officers participate in all benefit plans, arrangements and other perquisites that Intrawest implements from time to time for executive officers, and are entitled to certain other perquisites.

     Intrawest may terminate the employment of the Named Executive Officers with Intrawest upon two (or in the case of Mr. Houssian, three) years' prior notice or, in lieu of notice, by paying to the Named Executive Officer an amount equal to two (or in the case of Mr. Houssian, three) times his annual salary plus two times the average amount of the bonus paid or payable to the Named Executive Officer in the last two completed fiscal years of Intrawest most recently preceding the date of termination. In addition, in such event, the Named Executive Officer is entitled to be paid amounts that would otherwise be paid or credited to benefit plans and arrangements in effect for his benefit for the two (or in the case of Mr. Houssian, three) years following the termination of his employment.

     Each employment contract provides for the payment to the Named Executive Officer of the amounts referred to above in the event the Named Executive Officer resigns in certain circumstances including a significant change in his responsibilities or in certain circumstances following a change in control of Intrawest. Each contract also provides that the period of reasonable notice of termination for the Named Executive Officer under the LTIP in such event will be three years in the case of Mr. Houssian and two years in the case of the other Named Executive Officers.

     In addition, as described under "Executive Long-Term Incentive Plan," the Named Executive Officers participate in the LTIP and will be entitled to receive payments thereunder at the termination of their employment, as described under that heading.

     The amount of the payments required to be made under the employment contracts can only be determined at the time such payments are made.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

     The following table provides information as at June 30, 2005 with respect to compensation plans under which equity securities of Intrawest are authorized for issuance.

---------------------------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------------
                                                                                                    NUMBER OF SECURITIES
                                                                                                  REMAINING AVAILABLE FOR
                                       NUMBER OF SECURITIES TO         WEIGHTED AVERAGE         FUTURE ISSUANCE UNDER EQUITY
                                       BE ISSUED UPON EXERCISE         EXERCISE PRICE OF             COMPENSATION PLANS
                                       OF OUTSTANDING OPTIONS,       OUTSTANDING OPTIONS,          (EXCLUDING SECURITIES
                                         WARRANTS AND RIGHTS          WARRANTS AND RIGHTS         REFLECTED IN COLUMN (A))
-----------------------------------------------------------------------------------------------------------------------
  PLAN CATEGORY                              (a)                          (b)                          (c)
---------------------------------------------------------------------------------------------------------------------------------
  Equity compensation plans approved     4,004,200(1)                 Cdn.$24.67                  123,118(1)(2)
  by securityholders
---------------------------------------------------------------------------------------------------------------------------------
  Equity compensation plans not               --                          --                           --
  approved by securityholders
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) This represents 8.32% of the outstanding Common Shares of Intrawest at June 30, 2005. Together with the 123,118 (0.26%) remaining available securities under this plan, this represents 8.58% of the outstanding Common Shares of Intrawest.

(2) In addition, the Corporation has authorized a total of 100,000 Common Shares that remain available for issuance under Intrawest's Employee Share Purchase Plan. Intrawest has not issued shares pursuant to this plan since December 1997.

     There  is no compensation  plan under which  equity securities of Intrawest
are  authorized   for   issuance   that  was   adopted   without   approval   of
securityholders.

     All new equity compensation plans and material revisions to the terms of such plans are subject to approval by shareholders of Intrawest under the rules, requirements and policies of the TSX and the NYSE. Where, under such rules, requirements and policies, equity compensation plans are not subject to shareholder approval, the plans must be approved by the Human Resources Committee and the Board.

STOCK OPTION PLAN

     Intrawest has a Stock Option Plan (herein referred to as the "Stock Option Plan" or the "Plan") under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of Intrawest, its subsidiaries and limited partnerships of which the general partner is Intrawest or a subsidiary of Intrawest.

     The following table sets out the total number of Common Shares which may be issued from and after the date of this Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular.

----------------------------------------------------------------------------------------------------------------
                                                                             COMMON SHARES AVAILABLE FOR FUTURE
 COMMON SHARES ISSUABLE UNDER PLAN     COMMON SHARES ISSUABLE PURSUANT TO   ISSUANCE PURSUANT TO OPTIONS GRANTED
 FROM AND AFTER SEPTEMBER 26, 2005      OUTSTANDING UNEXERCISED OPTIONS           AFTER SEPTEMBER 26, 2005
----------------------------------------------------------------------------------------------------------------
     MAXIMUM                              NUMBER OF                             NUMBER OF
     NUMBER           PERCENTAGE        COMMON SHARES       PERCENTAGE        COMMON SHARES       PERCENTAGE
----------------------------------------------------------------------------------------------------------------
    3,939,218           8.2(1)            3,816,100           7.9(1)             123,118            0.25(1)
                                                              96.9(2)                               3.1(2)
----------------------------------------------------------------------------------------------------------------

(1) Approximate percentage of Intrawest's outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

(2) Approximate percentage of the 3,941,218 total number of Common Shares which may be issued from and after the date of this Information Circular referred to in the first column.

     The maximum number of Common Shares which may be reserved for issuance to "insiders" pursuant to options granted under the Plan and any other "share compensation arrangement," or issued to insiders under the Plan and any other share compensation arrangement within a one-year period, is 10% of the number of Common Shares outstanding. The maximum number of Common Shares that may be issued to any one insider under the Plan and any other share compensation arrangement within a one-year period is 5% of the number of Common Shares outstanding. For the purposes of the foregoing (i) "insider" means an insider of Intrawest, as defined under applicable securities laws (other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary) and an associate of any such insider; (ii) "share compensation arrangement" means any stock option, stock option plan, employee share purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to one or more employees or insiders of Intrawest or any of its subsidiaries or other persons engaged to provide ongoing management or consulting services for Intrawest or for an entity controlled by Intrawest (including a share purchase from treasury that is financially assisted by Intrawest; (iii) any entitlement to acquire Common Shares granted pursuant to the Plan or any other share compensation arrangement prior to the grantee becoming an insider is excluded; and (iv) the number of Common Shares outstanding is to be determined on a non-diluted basis and on the basis of the number of Common Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Common Shares issued under the Plan or under any other share compensation arrangement over the preceding one-year period. The aggregate number of Common Shares reserved for issuance to any participant pursuant to all options granted to such participant may not exceed 5% of the number of Common Shares that are outstanding immediately after giving effect to any option grant.

     The exercise price for each option granted under the Plan will be determined by the Human Resources Committee which may not be less than the closing price for the Common Shares on the TSX on the trading day preceding the date of grant (or if no trade of Common Shares occurred on the TSX on such date, the simple average of the high and low board lot trading prices per share for the Common Shares on the TSX on the five trading days immediately preceding such date on which trade of a board lot of Common Shares occurred).

     Subject to certain limitations contained in the Plan, options to acquire Common Shares may, at the discretion of the Human Resources Committee, provide that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of specified performance criteria relating generally to Intrawest or particularly to the optionee, or the satisfaction or fulfilment of any other conditions (or any combination of the foregoing), and subject to such provisions as the Human Resources Committee may in its discretion determine to be appropriate. Each option will expire on the earlier of (i) the date determined by the Human Resources Committee, provided that such date may not be later than the earlier of (A) the tenth anniversary of the date of grant; and (B) the latest date permitted under the applicable rules and regulations of all regulatory authorities, including the TSX and the NYSE, and (ii) the date which is the 90th day after the date on which the optionee ceases to be a senior officer or employee of Intrawest or a subsidiary of Intrawest. Each option outstanding under the Plan expires, in the ordinary course, ten years after the date of the grant.

     Typically, most options granted under the Plan cannot be exercised until the expiry of one year from the date of grant. Thereafter, during each of the next five succeeding years, up to 20% of the Common Shares subject to option can be purchased on a cumulative basis. The Human Resources Committee may, in its discretion, permit early exercise of options. Options are not assignable or transferable and are exercisable only by the optionee or his or her legal representative.

     In the event of a formal takeover bid being made for the Common Shares, any option may, notwithstanding the times specified for exercise, be exercisable in full for the purpose of tendering the Common Shares under such bid. In the event of an amalgamation, arrangement, consolidation or other transaction pursuant to which the interest of holders of Common Shares may be compulsorily terminated, Intrawest may terminate options granted under the Plan and pay the holder the fair value of the option.

     The Plan provides that the Human Resources Committee has the right at any time to amend the Plan. Any such amendment is subject to applicable stock exchange requirements. TSX and NYSE requirements require shareholder approval for certain material amendments to the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS

     The following table sets out the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of Intrawest or any of its subsidiaries to Intrawest or any of its subsidiaries and to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Intrawest or any of its subsidiaries outstanding as at September 26, 2005 entered into in connection with a purchase of securities and all other indebtedness.

                           AGGREGATE INDEBTEDNESS ($)

---------------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------------
                                                                          TO INTRAWEST
                             PURPOSE                                   OR ITS SUBSIDIARIES         TO ANOTHER ENTITY
-------------------------------------------------------------------------------------------------------------------------------
  Share purchases                                                      Cdn.$4,887,014                  --
---------------------------------------------------------------------------------------------------------------------------------
  Other                                                                      --                        --
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

     Other than as set out below, no director, executive officer or senior officer of Intrawest, no proposed nominee for election as a director of Intrawest and no associate of any such director, officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of Intrawest has been, indebted to Intrawest or any of its subsidiaries, other than in respect of routine indebtedness. No indebtedness of any such person to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Intrawest or any of its subsidiaries.

FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN

     Intrawest has a Funded Senior Employee Share Purchase Plan that was adopted in 2002. Under this plan Intrawest may make loans to designated eligible employees to be used for the purchase of Common Shares in the open market. Shares are purchased by Computershare Trust Company of Canada as trustee to be held in trust for the benefit of the employees and as security for the loans. The Plan is administered by the Human Resources Committee, which is authorized to designate as eligible employees any bona fide full-time employees of Intrawest and of designated subsidiaries of Intrawest. The loans are interest-free and are for terms of up to ten years as determined by the Human Resources Committee. Intrawest pays all administrative expenses of the Plan, including trustee fees.

     In addition to the Funded Senior Employee Share Purchase Plan, Intrawest makes contributions on behalf of participants in Intrawest's employee share purchase plans which amounts are used by a trustee to purchase Common Shares in the open market.

     The following table sets forth indebtedness of directors and executive officers in connection with the purchase of Common Shares under the 2002 Funded Share Purchase Plan. The aggregate amount of such indebtedness of all directors, officers and employees of Intrawest on September 26, 2005 was Cdn.$4,887,014.

           TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
                  UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

---------------------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------------------
                                                   INVOLVEMENT      LARGEST AMOUNT
                                                        OF        OUTSTANDING DURING          AMOUNT
                                                    INTRAWEST         YEAR ENDED         OUTSTANDING AS AT
                                                        OR           JUNE 30, 2005      SEPTEMBER 26, 2005    SECURITY FOR
           NAME AND PRINCIPAL POSITION              SUBSIDIARY          (CDN.$)               (CDN.$)         INDEBTEDNESS
-------------------------------------------------------------------------------------------------------------------------------
  SECURITIES PURCHASE PROGRAMS
  Joe S. Houssian(1)                                  Lender          2,532,110(2)           2,506,872         Common
  Chairman, President and Chief Executive Officer                                                              Shares
---------------------------------------------------------------------------------------------------------------------------------
  Daniel O. Jarvis                                    Lender            493,429(2)             488,511         Common
  President and Chief Executive Officer, Leisure                                                               Shares
  and Travel Group
---------------------------------------------------------------------------------------------------------------------------------
  Hugh R. Smythe                                      Lender            466,678(2)              92,507         Common
  President and Chief Operating Officer, Leisure                                                               Shares
  and Travel Group
---------------------------------------------------------------------------------------------------------------------------------
  Gary R. Raymond                                     Lender            590,660(2)             584,773         Common
  President and Chief Executive Officer,                                                                       Shares
  Intrawest Placemaking
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1)  Mr. Houssian is also a director of Intrawest.

(2) This indebtedness is in relation to loans made in 2002 pursuant to the 2002 Funded Share Purchase Plan and which were for a term of ten years each maturing on January 15, 2012.

     No securities were purchased during the most recently completed financial year with financial assistance. None of the indebtedness was forgiven at any time during the most recently completed financial year. There was no material adjustment or amendment made during the most recently completed financial year to the terms of the indebtedness.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Intrawest maintains directors' and officers' liability insurance in the aggregate amount of US$35 million, subject to a deductible in respect of corporate reimbursement of $1,000,000 for each loss. In any case in which Intrawest is not permitted by law to reimburse the insured, the deductible is nil.

     In the year ended June 30, 2005, the aggregate amount charged against earnings by Intrawest for the premium paid in respect of such insurance was US$588,690. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

GENERAL

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are directors of Intrawest.

     A SHAREHOLDER OF THE CORPORATION HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT AS PROXYHOLDER ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY. IF A SHAREHOLDER DOES NOT WANT TO APPOINT EITHER PERSON SO NAMED, THE SHAREHOLDER SHOULD INSERT IN THE BLANK SPACE PROVIDED THE NAME AND ADDRESS OF THE PERSON WHOM THE SHAREHOLDER WISHES TO APPOINT AS PROXYHOLDER. THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

     A shareholder who has given a proxy may revoke it by (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy," below; (b) signing and dating a written notice of revocation (in the same manner as the enclosed form of proxy is required to be executed, as set out under "Validity of Proxy," below) and depositing such notice either at the registered office of the Corporation, P.O. Box 10424, Pacific Centre,

Suite 1300 - 777 Dunsmuir Street,  Vancouver, British Columbia, Canada V7Y  1K2,
Attention: Trevor Bell at any time up to and including the last business day preceding the day of the Meeting or with the chairman of the Meeting on the day of the Meeting, (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation or (d) in any other manner permitted by law. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

VOTING OF SHARES REPRESENTED BY PROXY

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon a proxyholder named therein with respect to the matters identified in the enclosed Notice of Annual Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     The shares of a shareholder represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies with certainty a choice with respect to any matter to be acted upon, the shares of the shareholder will be voted accordingly.

     In accordance with the rules of the New York Stock Exchange, brokers and nominees may be precluded from exercising their voting discretion with respect to certain matters to be acted upon (e.g., any proposal which would substantially affect the rights or privileges of the Common Shares or adoption or revision of equity compensation plans) and thus, in the absence of specific instructions from the beneficial owner of shares, will not be empowered to vote the shares on such matters. A broker non-vote will not be counted in determining the number of shares necessary for approval of the proposals. Shares represented by such broker non-votes will, however, be counted for purposes of determining whether there is a quorum.

     IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER IN A PROXY WITH RESPECT TO A MATTER IDENTIFIED THEREIN AND ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES OF THE SHAREHOLDER REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF SUCH MATTER.

VALIDITY OF PROXY

     A PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING. IN THE CASE OF A SHAREHOLDER THAT IS A CORPORATION, A PROXY WILL NOT BE VALID UNLESS IT IS EXECUTED UNDER ITS SEAL OR BY A DULY AUTHORIZED OFFICER OR AGENT OF, OR ATTORNEY FOR, SUCH CORPORATE SHAREHOLDER. IF A PROXY IS EXECUTED BY AN ATTORNEY OR AGENT FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS, OR BY AN OFFICER, ATTORNEY, AGENT OR OTHER AUTHORITY FOR A CORPORATE SHAREHOLDER, THE INSTRUMENT EMPOWERING THE OFFICER, ATTORNEY OR AGENT, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE PROXY.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

     IN ORDER TO BE VALID AND EFFECTIVE, PROXIES MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 1066 WEST HASTINGS STREET, SUITE 1600, THE OCEANIC PLAZA, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 3X1 BY NO LATER THAN 11:00 A.M. (VANCOUVER TIME) ON NOVEMBER 4, 2005.

NON-REGISTERED SHAREHOLDERS

     Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries, or the Corporation, if it directly sends materials to non-registered holders, to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders' meetings, non-registered shareholders should receive or have already received from the Corporation or their intermediary either a request for voting instructions or a proxy form. In either case, non-registered shareholders have the right to exercise voting rights attached to shares owned by them, including the right to attend and vote the shares directly at the Meeting. These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Intrawest or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

     There are two kinds of non-registered owners of Common Shares -- those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). After September 1, 2004, Canadian securities laws permit the Corporation to request and obtain a list of its NOBOs from intermediaries and use that list to distribute proxy-related materials directly to NOBOs. Intrawest has decided to take advantage of these provisions.

     By choosing to send these materials to you directly, Intrawest (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a Voting Instructions Form ("VIF") from CIBC Mellon Trust Company (the "Transfer Agent"), or one of its affiliates. Please return your voting instructions as specified in the request for voting instructions. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

     If you wish to attend the Meeting and vote in person, or appoint another person to attend and vote on your behalf, write your name, or the name of your appointee, in the place provided for that purpose in the VIF.

     If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. In these circumstances the non-registered holder should follow the procedure in the directions and instructions provided by or on behalf of the intermediary and insert their name in the space provided on the request for voting instructions or proxy form or request a form of proxy that will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

     Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change the vote and if necessary revoke their proxy.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

     The management of Intrawest is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Annual Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Annual Meeting and on any other matter which may properly be brought before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

     Intrawest has issued and there are outstanding 48,308,026 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held. Shareholders of record at the close of business on September 22, 2005 are entitled to receive notice of and to attend and vote at the Meeting.

     To the knowledge of the directors and executive officers of Intrawest, there is no person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all voting securities of Intrawest.

SHAREHOLDER PROPOSALS

     Shareholder proposals must be submitted no later than June 30, 2006 to be considered for inclusion in the management information circular and the form of proxy for the 2006 Annual Meeting, which is expected to be held on or about November 6, 2006.

ADDITIONAL INFORMATION

     Additional information relating to Intrawest is available at Intrawest's web site at www.intrawest.com and on SEDAR at www.sedar.com. Financial information is provided in Intrawest's comparative financial statements and Management's Discussion and Analysis for the most recently completed financial year. Intrawest will provide upon request to the Corporate Secretary its comparative consolidated financial statements and Management's Discussion and Analysis for its most recently completed financial year together with the accompanying report of the auditor, one copy of the most recent interim financial statements of the Corporation for any period subsequent to the financial statements for the Corporation's most recently completed financial year and the Corporation's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Intrawest may require the payment of a reasonable charge if a person who is not a securityholder of Intrawest makes the request for information.

APPROVAL OF CIRCULAR

     The Board of Directors of Intrawest has approved the contents of this Information Circular and authorized its mailing.


                                                 [-sig- Joe Houssian]
Vancouver, British Columbia                      Joe S. Houssian
September 26, 2005                               Chairman of the Board

                                   SCHEDULE A

                             INTRAWEST CORPORATION
                       MANDATE OF THE BOARD OF DIRECTORS

STEWARDSHIP

     The Board is responsible for the stewardship of the Corporation, including responsibility for:

     - Adopting a strategic planning process, reviewing and approving, at least annually, a strategic business plan that takes into account the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

     - Selecting the Chief Executive Officer ("CEO"), appointing executive management and monitoring their performance.

     - Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

     - Together with the CEO, developing and maintaining a clear written position description for the CEO, including delineating management's responsibilities and approving the corporate goals that the CEO is responsible for meeting.

     - Identifying the principal risks of the Corporation's business and ensuring the implementation of the appropriate systems to manage these risks.

     - Overseeing succession planning for the Corporation including appointing and monitoring senior management.

     - Adopting a communications policy which deals with how the Corporation interacts with analysts, investors and the public.

     - Developing and maintaining clear written position descriptions for the Lead director and the chair of each committee of the Board.

     -  Developing the Corporation's approach to corporate governance.

                                   SCHEDULE B

                             INTRAWEST CORPORATION
                            AUDIT COMMITTEE CHARTER

I.   AUDIT COMMITTEE PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities for:

     -  The integrity of the Corporation's financial statements.

     -  The Corporation's compliance with legal and regulatory requirements.

     -  The independent auditor's qualifications and independence.

     - The performance of the Corporation's internal audit function and external auditors.

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

     - Propose the appointment, approve the compensation and oversee the work of the public accounting firm employed by the Corporation to conduct the annual audit. This firm will report directly to the Audit Committee.

     - Resolve any disagreements between management and the external auditor regarding financial reporting.

     - Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditor.

     -  Retain  independent  counsel,  accountants  or  others  to  advise   the
        Committee or assist in the conduct of an investigation.

     - Seek any information it requires from employees, all of whom are directed to cooperate with the Committee's requests, or external parties.

     - Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

II.  AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more directors, each of whom shall be independent of management and free from any relationship that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of their independent judgment as a member of the Committee. All members of the Committee shall be financially literate and at least one member of the Committee shall be designated as a financial expert as defined by applicable legislation and regulation. Committee members are appointed by the Board. From time to time the Board may appoint additional members of the Committee, or remove any member from the Committee.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chairman shall prepare and/or approve an agenda in advance of each meeting. The Committee will invite members of management,  auditors  or  others  to  attend  meetings  and  provide  pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with external auditors. It will also meet periodically in executive session.

III. AUDIT COMMITTEE RESPONSIBILITIES

The Committee will carry out the following responsibilities:

     A. FINANCIAL REPORTING

     - Review significant accounting and reporting issues and understand their impact on the financial statements.

     - Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and approve the financial statements and recommend their approval to the Board.

     - Review disclosures made by the Chief Executive Officer and Chief Financial Officer during the certification process.

     - Discuss earnings news releases as well as financial information and earnings guidance provided to analysts and rating agencies.

     B. INTERNAL CONTROL

     - Review reports on the effectiveness of the Corporation's internal control system, including information technology security and control.

     - Understand the scope of the internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

     C. EXTERNAL AUDIT

     - Review the external auditor's proposed audit scope and approach, including coordination of audit effort with internal audit.

     - Review the performance of the external auditors and recommend their appointment or discharge to the Board.

     - Ensure the rotation of the lead audit partner every five years and other audit partners every seven years and consider whether there should be regular rotation of the audit firm itself.

     - Present its conclusions with respect to the external auditor to the full Board.

     D. INTERNAL AUDIT

     - Review with management and the Vice President, Internal Audit Services the charter, plans, activities, staffing and organizational structure of the internal audit function.

     - Confirm and assure the independence of the internal audit function and concur in the appointment, replacement or dismissal of the Vice President, Internal Audit Services.

     -  Review the effectiveness of the internal audit function.

     - Meet separately with the Vice President, Internal Audit Services, on a regular basis, to discuss any matters that the Committee or internal audit believes should be discussed privately.

     E. COMPLIANCE

     -  Review with the Corporation's counsel and management, at least annually,
        any  legal  matters  that  could  have  a  significant  impact  on   the
        organization's financial statements.

     - Review with management the effectiveness of the Corporation's system for monitoring compliance with applicable laws, regulations and inquiries received from regulators or governmental agencies.

     - Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by employees of the Corporation regarding questionable accounting or auditing matters.

     - Monitor, review and oversee compliance by directors and officers of the Corporation of the Standards of Business Conduct and report to the Board regarding such compliance.

IV. OTHER RESPONSIBILITIES

     - Maintain minutes of meetings and report regularly to the Board of Directors about Committee activities.

     - Review and assess the adequacy of this Charter at least annually and submit the Charter to the Board of Directors for approval.

     - Assess annually the effectiveness of the Committee against its Charter and report the results of the assessment to the Board.

     - Perform any other activities consistent with this Charter, as requested by the Board.

                                   SCHEDULE C

                             INTRAWEST CORPORATION
             CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

I.    CORPORATE GOVERNANCE AND NOMINATING COMMITTEE PURPOSE

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community regarding corporate governance and the nomination process for directors of the Corporation.

The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Corporate Governance and Nominating Committee can retain, at the Corporation's expense, special consultants or experts it deems necessary in the performance of its duties.

II.   CORPORATE GOVERNANCE AND NOMINATING COMMITTEE COMPOSITION AND MEETINGS

The Corporate Governance and Nominating Committee shall be comprised of a minimum of three directors, each of whom shall be independent of management and free from any relationship that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of their independent judgment as a committee member. Committee members are appointed by the Board. From time to time the Board may appoint additional members of the Committee, or remove any member from the Committee.

The Committee shall meet at least twice annually. The Corporate Governance and Nominating Committee Chairman shall prepare and/or approve an agenda in advance of each meeting.

III.  CORPORATE GOVERNANCE AND NOMINATING COMMITTEE RESPONSIBILITIES AND DUTIES

(i)   Review Procedures

1. Consider and review criteria for selecting candidates for possible election to the Board in light of the Corporation's circumstances and needs.

2. Recommend to the Board individuals for nomination for election as directors of the Corporation at annual meetings of shareholders.

3. Recommend to the Board individuals for appointment as directors of the Corporation to fill vacancies or for newly created director positions.

4. Review, at least annually, the size and composition of the Board, taking into account age, geographical representation, competencies and skills and other issues it considers appropriate.

5. Review and assess the adequacy of the Corporation's policies and practices on corporate governance, the effectiveness of the Board as a whole, its size and composition, its committees and the individual performance of its directors.

6. Review annually the Corporation's directors' and officers' third-party liability insurance to ensure adequacy of coverage.

7. Review annually and recommend to the Board the compensation structure for non-employee directors for Board and committee service.

8. Review and approve an appropriate orientation and education program for new members of the Board.

9.    Consider  and,  if  thought  fit,  approve  requests  from  directors   or
      committees of directors for the engagement of outside advisors, such engagement to be at the Corporation's expense.

(ii)  Other Responsibilities

10. Annually assess the effectiveness of the Committee against its Charter and report the results of the assessment to the Board.

11.   Perform  any   other  activities   consistent  with   this  Charter,   the
      Corporation's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

12. Maintain minutes of meetings and regularly report to the Board of Directors about Committee activities.

                                   SCHEDULE D

                             INTRAWEST CORPORATION
                       HUMAN RESOURCES COMMITTEE CHARTER

I.    HUMAN RESOURCES COMMITTEE PURPOSE

The Human Resources Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community regarding the levels and form of total compensation paid to the Corporation's employees.

II.   HUMAN RESOURCES COMMITTEE COMPOSITION AND MEETINGS

The Human Resources Committee shall be comprised of at least three directors, each of whom shall be independent of management and free from any relationship that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of their independent judgment as a committee member. Committee members are appointed by the Board. From time to time the Board may appoint additional members of the Committee, or remove any member from the Committee.

The Committee shall meet at least four times annually. The Human Resources Committee Chairman shall prepare and/or approve an agenda in advance of each meeting.

III.  HUMAN RESOURCES COMMITTEE RESPONSIBILITIES AND DUTIES

(i)   Review Procedures

1. Review and assess the adequacy of this Charter at least annually and submit it to the Board of Directors for approval.

2. Together with the Chief Executive Officer ("CEO"), develop and approve a clear position description for the CEO, which includes delineating management's responsibilities.

3. Annually review and approve the corporate goals and objectives relevant to the CEO and the Chief Financial Officer ("CFO") and evaluate the CEO's and CFO's performance in light of those goals and objectives.

4.    Annually  review  and determine  base  salary, incentive  compensation and long-term compensation for the CEO and the CFO. In its review the Committee will consider the Corporation's performance, relative shareholder return, the value of similar incentive awards to CEOs and CFOs at comparable companies and the awards given to the CEO and the CFO in past years.

5. Establish the succession plan for the CEO position for review with the Board.

6. Review and approve the levels and form of the total compensation of the Corporation's senior management.

7. Approve management succession and development plans for the Corporation's senior management.

8.    Oversee and monitor employee compensation strategies and benefits.

9. Produce for review and approval by the Board a report on executive compensation for inclusion in the Corporation's information circular.

10. Authorize, approve, adopt and oversee the Corporation's incentive-compensation plans and equity-based plans, including, without limitation, the Corporation's Stock Option Plan, Executive Long-Term Incentive Plan, Employee Share Purchase Plan, Funded Share Purchase Plans, Key Executive Employee Benefit Plan, Key Executive Deferred Share Unit Plan, Intrawest Corporation Whistler Blackcomb Employee Savings and Share Purchase Plan, Employee's Pension Plan and Designated Executives' Pension Plan (Registered Portion and Non-Registered Portion), provided that any plan or arrangement providing for the issuance by the Corporation of shares of the Corporation, and the alteration, change, amendment or modification of any such plan or arrangement, shall be approved by the Board.

(ii)  Other Responsibilities

11. Assess annually the effectiveness of the Committee against its Charter and report the results of the assessment to the Board.

12.   Perform  any   other  activities   consistent  with   this  Charter,   the
      Corporation's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

13. Maintain minutes of meetings and report regularly to the Board of Directors about Committee activities.

IV.  OUTSIDE ADVISORS

The Committee shall have authority to retain consultants, legal counsel and other advisors as the Committee may consider necessary to carry out its responsibilities. Any such firm, consultant, counsel or advisor may be any of the firms or persons that presently or in the past have represented the Corporation or may be any other independent person or firm sufficiently qualified to advise the Committee with respect to the matters to be addressed. The Corporation shall pay all fees and disbursements of any person or firm retained by the Committee.

                             INTRAWEST CORPORATION

                                 ANNUAL MEETING
                                November 7, 2005

                                     PROXY
       THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTRAWEST CORPORATION

     The undersigned holder of common shares ("Common Shares") without par value of Intrawest Corporation (the "Corporation") hereby appoints Joe S. Houssian or, failing him, Gordon H. MacDougall or, instead of either of them,

--------------------------------------------------------------------------------

as proxyholder and nominee of the undersigned to attend and act at the Annual Meeting of the Corporation to be held on November 7, 2005 and any adjournment thereof (the "Meeting") with authority to vote thereat for and on behalf of the undersigned and directs the proxyholder to vote the Common Shares of the Corporation held by the undersigned in respect of the matters indicated below as follows:

1.    The election as a director of the Corporation of:

                                              FOR                  WITHHOLD VOTE
                                              ---                  -------------
     Joe S. Houssian                          [ ]                       [ ]
     David A. King                            [ ]                       [ ]
     Gordon H. MacDougall                     [ ]                       [ ]
     Paul M. Manheim                          [ ]                       [ ]
     Marti Morfitt                            [ ]                       [ ]
     Paul A. Novelly                          [ ]                       [ ]
     Bernard A. Roy                           [ ]                       [ ]
     Khaled C. Sifri                          [ ]                       [ ]
     Nicholas C.H. Villiers                   [ ]                       [ ]
     Alex Wasilov                             [ ]                       [ ]

2.    The  appointment of  KPMG LLP,  Chartered Accountants  as auditors  of the
      Corporation:

      [ ] FOR            [ ] WITHHOLD VOTE

3. The authority of the Audit Committee of the Board of Directors to fix the remuneration of the auditors:

      [ ] FOR            [ ] AGAINST

Date:
--------------------------------------------- , 2005.

---------------------------------------------------------------------------
Signature of Shareholder

Name of Shareholder:
--------------------------------------------------
                     (Please print clearly)

                               (Please see over)

                                     NOTES

1. Please complete, sign and date the enclosed form of proxy and return it to CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, The Oceanic Plaza, Vancouver, British Columbia, Canada V6E 3X1 by no later than 11:00 a.m. (Vancouver time) on November 4, 2005.

2. This proxy is solicited by the management of the Corporation. Please refer to the Information Circular accompanying the enclosed Notice of Annual Meeting.

3. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies with certainty a choice with respect to any matter to be acted upon, such shares will be voted accordingly.

4. The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out in the proxy for which no choice is specified; (ii) any amendments to or variations of any of the matters identified in the enclosed Notice of Annual Meeting; and
      (iii) other business which may properly be brought before the Meeting.

5. If no choice is specified in this proxy and one of the persons named in this form of proxy is appointed as proxyholder, the shares represented by this proxy will be voted in favor of such matter.

6. A shareholder has the right to appoint a person, who need not be a shareholder, as proxyholder at the Meeting other than the persons named in this form of proxy and may do so by inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

7. In order to be valid this form of proxy must be dated and signed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, under its seal or by a duly authorized officer or agent thereof or attorney therefor.

(See "Validity of Proxy" on page 26 of the Information Circular)